Exhibit 3.46
LIMITED LIABILITY COMPANY AGREEMENT
OF
TESORO WEST COAST COMPANY, LLC
     This Limited Liability Company Agreement of Tesoro West Coast Company, LLC (this “Agreement”) is made and entered into effective as of April 2, 2007 by Tesoro Refining and Marketing Company, a Delaware corporation (the “Member”), the Managers (as defined below) and such other parties as may from time to time be set forth in Exhibit A hereto.
Explanatory Statement
     Tesoro West Coast Company, LLC (the “Company”) has been organized for the purpose of pursuing various business opportunities and for any other purpose permitted by applicable law. In furtherance of the foregoing purposes, the Member has agreed to form the Company as a limited liability company in accordance with the terms and subject to the conditions, set forth in this Agreement.
     NOW, THEREFORE, in consideration of these premises, the Member does hereby agree as follows:
Article 1.
Defined Terms
     The following capitalized terms shall have the respective meanings specified in this Article 1. Capitalized terms not defined in this Agreement shall have the meanings specified in the Act.
“Act” means the Delaware Limited Liability Company Act, 6 Del. C. Section 18-101, et. seq., as amended from time to time.
“Affiliate” means, with respect to a business entity, a parent or subsidiary of such entity or an entity with a common parent of such entity.
“Agreement” means this Operating Agreement, as amended from time to time including each exhibit hereto.
“Assignee” means the Person who has, or who has acquired, an Economic Interest in the Company but is not a Member.
“Capital Account” means the capital account to be maintained by the Company for each Interest Holder in accordance with the following provisions:
(i) an Interest Holder’s Capital Account shall be credited with the amount of money and the fair market value of any property contributed to the Company (net of liabilities secured by such property that the Company either assumes or to which such property is subject), the amount of any Company unsecured liabilities assumed by the Interest Holder, and the Interest Holder’s allocated share of Profit and any item in the nature of income or gain specially allocated to the Interest Holder pursuant to the provisions of Section 4.2 (other than Section 4.2.3); and
(ii) an Interest Holder’s Capital Account shall be debited with the amount of money and the fair market value of any Company property distributed to the Interest Holder (net of liabilities secured by such distributed property that the Interest Holder either assumes or to which such property is subject), the amount of any unsecured liabilities of the Interest Holder assumed by the Company, and the Interest Holder’s allocated share of Loss and any item in the nature of expenses or Losses specially allocated to the Interest Holder pursuant to the provisions of Section 4.2 (other than Section 4.2.3).
If any Interest is transferred pursuant to the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent the Capital Account is attributable to the transferred Interest. If the book value of Company property is adjusted pursuant to Section 4.2.3, the Capital Account of each Interest Holder shall be adjusted to reflect the aggregate adjustment in the same manner as if the Company had recognized gain or Loss equal to the amount of such aggregate adjustment. It is intended that the Capital Accounts of all Interest Holders shall be maintained in compliance with the provisions of Regulation Section 1.704-l(b), and all provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with that Regulation.
“Capital Contribution” means any money, property, or services rendered, or a promissory note or other binding obligation to contribute money or property, or to render services as permitted in the Act, which a Member contributes to the Company as capital in that Member’s capacity as a Member pursuant to an agreement between the Members, including an agreement as to value.
“Cash Flow” means all cash derived from operations of the Company (including interest received on reserves) or from any other source, without reduction for any noncash charges, but less (i) cash used to pay current operating expenses and (ii) cash retained to establish reasonable reserves, as determined by the Members or the Manager, for future expenses, debt payments, capital improvements, and replacements.
“Code” means the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding revenue law.
“Company” means the limited liability company formed in accordance with this Agreement.
“Economic Interest” means a person’s right to share in the income, gains, losses, deductions, credit, or similar items of, and to receive Distributions from, the Company, but does not include any other rights of a Member including, without limitation, the right to vote or to participate in management, or any right to information concerning the business and affairs of the Company.
“Income Percentage” means the Percentage of Profit and Loss that is derived from any source by Company.
“Interest Holder” means any Person who holds an Economic Interest, whether as a Member or as an Assignee of a Member.
“Involuntary Withdrawal” means, with respect to any Member, the occurrence of any of the following events:
(i) the Bankruptcy of a Member;
(ii) if the Member is an individual, the Member’s death or adjudication by a court of competent jurisdiction as incompetent to manage the Member’s person or property;
(iii) if the Member is acting as a Member by virtue of being a trustee of a trust, the termination of the trust;
(iv) if the Member is a partnership or limited liability company, the dissolution and commencement of winding up of the partnership or limited liability company;
(v) if the Member is a corporation, the dissolution of the corporation or the revocation of its charter;
(vi) if the Member is a partnership, limited liability company or corporation, a change in control of such entity;
(vii) if the Member is an estate, the distribution by the fiduciary of the estate’s entire interest in the Company; or
(viii) if the Member files an action seeking a decree of judicial dissolution of the Company pursuant to Section 17351 of the Act.
“Manager” means each of Daniel J. Porter and Otto C. Schwethelm or any other person who is elected as a Manager pursuant to the terms of this Agreement. The Managers, acting together, shall have the authority to bind the Company; except that Daniel J. Porter shall have sole authority to execute any and all liquor license or permit applications or related items.
“Member” means any Person who executes this Agreement as a Member upon the Company’s formation or who is thereafter admitted to the Company as a Member pursuant to Section 6.1, for so long as such Member has not withdrawn.

“Member Nonrecourse Deduction” means any item of loss, expense or deduction attributable to nonrecourse liability of the Company for which a Member bears the economic risk of loss within the meaning Regulation Section 1.704-2(i).
“Membership Interest” means a Member’s entire right, title and interest in the Company, including a Member’s Economic Interest and all of the other rights and benefits of a Member pursuant to this Agreement.
“Minimum Gain” of the Company, as provided in Regulation Section 1.704-2. means the total amount of gain the Company would realize for federal income tax purposes if it disposed of all assets subject to nonrecourse liability for no consideration other than the full satisfaction thereof.
“Nonrecourse Deduction” means an item of loss, expense or deduction (other than Member Nonrecourse Deduction) attributable to a nonrecourse liability of the Company within the meaning of Regulation Section 1.704-2(b).
“Percentage” means, as to a Member, the percentage set forth after the Member’s name on Exhibit A, as amended from time to time, and as to an Interest Holder who is not a Member, the Percentage or part of the Percentage that corresponds to the portion of a Member’s Economic Interest that the Interest Holder has acquired, to the extent the Interest Holder has succeeded to that Member’s Economic Interest.
“Person” means and includes an individual, corporation, partnership, association, limited liability company, trust, estate, or other entity.
“Profit” and “Loss” means for each taxable year of the Company (or other period for which Profit or Loss must be computed) the Company’s taxable income or loss determined in accordance with IRC Section 703(a) with the following adjustments:
(i) all items of income gain, loss or deduction required to be stated separately pursuant to IRC Section 703(a)(l) shall be included in computing Profit and Loss;
(ii) any tax exempt income of the Company shall be included in computing Profit and Loss;
(iii) any expenditures of the Company described in IRC Section 705(a)(2)(B) (or treated as such pursuant to Regulation Section 1.704-l(b)(2)(iv)(i)) and not otherwise taken into account in computing Profit or Loss shall be subtracted from Profit or Loss:
(iv) gain or Loss resulting from any taxable disposition of Company property shall be computed by reference to the book value as adjusted under Regulation Section 1.704-1 (b) (“adjusted book value”) of the property disposed of notwithstanding the fact that the adjusted book value differs from the adjusted basis of the property for federal income tax purposes;

(v) in lieu of the depreciation, amortization or cost recovery deductions allowable in computing taxable income or loss there shall be taken into account the depreciation computed based upon the adjusted book value of the asset; and
(vi) notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Section 4.2.2 shall not be taken into account in computing Profit and Loss.
“Regulation” means the income tax regulations including any temporary regulations from time to time promulgated under the Code.
“Secretary of State” means the Secretary of State of the State of Delaware.
“Transfer” means, when used as a noun any sale hypothecation pledge assignment, attachment, or other transfer, and, when used as a verb, to sell, hypothecate, pledge, assign or otherwise transfer.
Article 2.
Formation and Name; Office; Purpose; Term
2.1.	Organization. The Member hereby organizes a limited liability company pursuant to the Act and the provisions of this Agreement. The Certificate of Formation was filed with the Secretary of State of the State of Delaware on March 29, 2007.

2.2.	Name of the Company. The name of the Company is Tesoro West Coast Company, LLC.

2.3.	Purpose. The Company is organized to pursue various business opportunities and for any other purpose permitted by applicable law.

2.4.	Term. The Company shall continue in existence until December 31, 2057, unless sooner terminated or dissolved as provided by this Agreement or the Act.

2.5.	Principal Place of Business. The Company’s principal place of business shall be located at 300 Concord Plaza Drive, San Antonio, Texas 78216, or at any other place which the Members or Manager shall determine from time to time.

2.6.	Agent for Service of Process. The Company shall appoint and may replace from time to time, a registered office in the State of Delaware and an agent for service of process in accordance with the requirements of the Act. The address of the Company’s initial registered office is 2711 Centreville Road, Suite 400, Wilmington, DE 19808 and the name of the initial registered agent for service of process is Corporation Service Company.

2.7.	Members. The name and Percentage of each Member are set forth on Exhibit A attached hereto. The Manager shall amend Exhibit A each and every time a Member is admitted or ceases to be a Member or when the Percentage of a Member is increased or decreased.

2.8	Membership Interests. The Membership Interests of the Members shall exist only by virtue of this Agreement, and the Company shall not issue or create any certificate or other document to evidence such Membership Interests. The Members shall not (i) trade or deal in any Membership Interests on any securities exchange or securities market, (ii) cause, permit or allow any Membership Interests to become securities governed by Division 8 of the California Uniform Commercial Code or to become an investment company security as defined in said Division 8, or (iii) cause, permit or allow any Membership Interests to be held in a securities account, as defined in Division 8 of the California Uniform Commercial Code.
Article 3.
Members; Capital; Capital Accounts
3.1.	Initial Contributions. Each Member shall contribute to the Company, as Capital Contributions, cash or property in the amounts respectively set forth on Exhibit A.

3.2.	Additional Capital Contributions. No Member shall be obligated to make any additional Capital Contributions to the Company.

3.3.	No Interest on Capital Contributions. Neither Members nor Interest Holders shall earn or be paid interest with respect to Capital Contributions.

3.4.	Return of Contributions. Except as otherwise provided for in this Agreement, no Member or Interest Holder shall have the right to receive the return of any Capital Contribution except upon the dissolution of the Company. Distributions of Cash Flow shall be made only from Profit allocated to each Member, net of any Loss allocated to each Member, and no distributions of Cash Flow shall be made as a return of a Member’s Capital Contribution until Cash Flow has been distributed that represents all allocated Profit, net of any allocated Loss.

3.5	Form of Return of Capital. If a Member or an Interest Holder is entitled to receive the return of a Capital Contribution, the Company may distribute in lieu of money, notes or other property having a value equal to the amount of money distributable to such Person.

3.6.	Capital Accounts. A separate Capital Account shall be maintained for each Member and Interest Holder.

3.7.	Loans and Other Business Transactions. Any Member may, at any time, make or cause to be made a loan to the Company in any amount and on those terms upon which the Manager agrees. Members may also transact other business with the Company and be employees or independent contractors of the Company and, in doing so, they shall have the same rights and be subject to the same obligations arising out of any, such business transaction or employment or consultant relationship, as would be enjoyed by and imposed upon any Person, not a Member, engaged in a similar business transaction with the Company.

Article 4
Cash Flow Distributions: Allocations of Profit and Loss; Changes in Percentages
4.1.	Distribution of Cash Flow. Except as otherwise provided in Section 4.8.1 with respect to distributions upon liquidation of the Company, Cash Flow for each taxable year of the Company shall be distributed to the Interest Holders as and when determined by the Manager, provided that each Member shall be distributed Cash Flow within sixty (60) days of the end of each taxable year at least equal to fifty percent of said Member’s allocated Profit for said taxable year, if any, unless the Members agree that a lesser distribution can be made. The Manager shall not, however, cause any distribution to be made which is projected to result in a negative balance in the Capital Account of any Member or Interest Holder as of the end of the Company’s taxable year in which such distribution would otherwise be made.

4.2	Allocations of Profits and Losses.
4.2.1	General. Except as otherwise provided in this Section 4.2, Profit and Loss of the Company shall be allocated among the Interest Holders as follows:
4.2.1.1	Profit or Loss of the Company that is derived from any source shall be allocated to the Interest Holders in proportion to their respective Income Percentages, as set forth in Section 4.3 below.

4.2.1.2	In accordance with the provisions of Treasury Regulation Section 1.704- 2(i), each item of Members Nonrecourse Deduction shall be allocated among the Interest Holders in proportion to the economic risk of loss that the Interest Holders bear with respect to the nonrecourse liability of the Company to which such item of Member Nonrecourse Deductions is attributable.
4.2.2	Allocation Adjustments Required to Comply with Section 704(b) of the Code.
4.2.2.1	Limitation on Allocation of Loss. Notwithstanding Section 4.2.1.1, there shall be no allocation of Loss to any Interest Holder that would create or increase a deficit balance in such Interest Holder’s Capital Account unless such allocation would be treated as valid under Section 704(b) of the Code. Any Loss that cannot be allocated to an Interest Holder pursuant to the preceding sentence shall be reallocated to the other Interest Holders in proportion to their Percentages.

4.2.2.2	Qualified Income Offset. Notwithstanding Section 4.2.1.1, if in any taxable year an Interest Holder receives (or is reasonably expected to receive) a distribution, or an allocation or adjustment to such Interest Holder’s Capital Account, that creates or increases (or is reasonably expected to create or increase) a deficit balance in such Interest Holder’s Capital Account, there shall be allocated to the Interest Holder such items of Company income or gain as are necessary to satisfy the requirements of a “qualified income offset” within the meaning of Treasury Regulation Section 1.704-1(b).
4.2.2.3	Minimum Gain Chargeback. Notwithstanding Section 4.2.1, this Section 4.2.2.3 hereby incorporates by reference the “minimum gain chargeback” provisions of Treasury Regulation Section 1.704-2. In general, upon a reduction of the Company’s Minimum Gain, the preceding sentence shall require that items of income and gain be allocated among the Interest Holders in a manner that reverses prior allocations of Nonrecourse Deductions and Member Nonrecourse Deductions as well as reductions in the Interest Holders’ Capital Account balances resulting from distributions that, notwithstanding Section 4.6, are allocable to increases in the Company’s Minimum Gain. Subject to the provisions of Section 704 of the Code and the regulations thereunder, if the Manager determines at any time that operation of such “minimum gain chargeback” provisions likely will not achieve such a reversal by the conclusion of the liquidation of the Company, the Manager shall adjust the allocation provisions of this Section 4.2.2 as necessary to accomplish that result.

4.2.2.4	Allocations Subsequent to Certain Allocation Adjustments. Any special allocations of items of Profit or Loss pursuant to Sections 4.2.2.1, 4.2.2.2 or 4.2.2.3 shall be taken into account in computing subsequent allocations pursuant to Section 4.2.1 so that, for each Interest Holder, the net amount of any such special allocations and all allocations pursuant to Section 4.2.1 shall, to the extent possible and taking into account prior allocations pursuant to Section 4.2.7, be equal to the net amount that would have been allocated to such Interest Holder pursuant to Section 4.2.1 without application of Sections 4.2.2.1. 4.2.2.2 or 4.2.2.3.
4.2.3	Book — Tax Accounting Disparities. If Company property is reflected in the Capital Accounts of the Interest Holders at a book value that differs from the adjusted tax basis of such property (whether because such property was contributed to the Company by an Interest Holder or because of a revaluation of the Interest Holders’ Capital Accounts under Treasury Regulation Section 1.704- 1(b)). tax basis allocations of depreciation, amortization, income, gain or loss with respect to such property shall be made among the Interest Holders in a manner which takes such difference into account in accordance with Code Section 704(c) and Treasury Regulation Sections 1.704-1(b) and 1.704-3.

4.2.4	Allocation in Event of Transfer. If an Economic Interest is Transferred, in compliance with Section 6.3, allocations of the Company’s Profit and Loss may be made by any method that is selected by the Manager and that is permissible under Section 706 of the Code.

4.2.5	Adjustment to Capital Accounts for Distributions of Property. If property distributed in kind is reflected in the Capital Accounts of the Interest Holders at a book value that differs from the fair market value of such property on the date of distribution, the difference shall be treated as Profit or Loss on the sale of the property and shall be allocated among the Interest Holders in accordance with this Section 4.2.
4.2.6	Tax Credits and Similar Items. Any tax credits or similar items not allocable pursuant to Sections 4.2.1 through 4.2.5 shall be allocated to the Interest Holders in proportion to their respective Income Percentages. Notwithstanding the preceding sentence, if Company expenditures that give rise to tax credits also give rise to Member Nonrecourse Deductions, the tax credits attributable to such expenditures shall be allocated in accordance with Treasury Regulation Section 1.704-1(b)(4)(ii).

4.2.7	Reallocation of Losses Related to Excess Distributions. If, as a result of an Interest Holder receiving a distribution of cash or property that it is required to return because the distribution was not authorized by this Agreement, Loss which otherwise would have been allocated to the Interest Holder was allocated to one or more other Interest Holders (and such allocation has not been reversed pursuant to Section 4.2.2.4), then subsequent Profit and Loss shall be allocated to the Interest Holder and to the other Interest Holders so as, in connection with the return of such cash or property (to the extent of the value thereof), to effect a reallocation of such Loss to the Interest Holder.
4.3	Adjustment in Percentages. The Percentages of the Members, and for any Assignees, whether or not such Assignees are admitted as Members, shall be as set forth in Exhibit A, and the Manager shall amend Exhibit A to reflect the changing Percentages for said Members, and for any Interest Holders who are Assignees or Assignees who become Members of any of them, as and when required by the provisions of this Section 4.3.
4.3.1	Income Percentages. Upon the formation of the Company, the Income Percentages of Members, and for any Assignees, whether or not such Assignees are admitted as Members, shall be as set forth on Exhibit A.
4.4	Modifications to Preserve Underlying Economic Objectives. If, in the opinion of counsel to the Company, there is a change in the Federal income tax law (including the Code as well as the regulations, rulings and administrative practices thereunder) which makes it necessary or prudent to modify the allocation provisions of this Section 4 in order to preserve the underlying economic objectives of the Members as reflected in this Agreement, the Manager shall make the minimum modification necessary to achieve such purpose.

4.5	Withholding Taxes. The Company shall withhold taxes from distributions to, and allocations among, the Interest Holders to the extent required by law. Except as otherwise provided in this Section 4.5, any amount so withheld by the Company with regard to an Interest Holder shall be treated for purposes of this Agreement as an amount actually distributed to such Interest Holder. An amount shall be considered withheld by the Company if remitted to a governmental agency without regard to whether such remittance occurs at the same time as the distribution or allocation to which it relates;

provided, however, that an amount actually withheld from a specific distribution or designated by the Manager as withheld from a specific allocation shall be treated as if distributed at the time such distribution or allocation occurs. To the extent operation of the foregoing provisions of this Section 4.5 would create or increase a deficit balance in an Interest Holder’s Capital Account (excluding for this purpose any portion of such deficit attributable to the Interest Holder’s share of the Company’s Minimum Gain as determined under Treasury Regulation Section 1.704-2)7 the amount withheld shall be treated as a loan by the Company to such Interest Holder which loan shall be payable upon demand and shall bear interest at a rate equal to the lowest rate that will not give rise to the imputation of additional interest under applicable Federal income tax rules. At the election of the Manager, the Company shall be entitled to withhold from any distributions otherwise payable to an Interest Holder amounts owed to the Company by such Interest Holder under the terms of the preceding sentence.
4.6	Nonallocation of Distributions to Increases in Minimum Gain. To the extent permitted under Treasury Regulation Section 1.704-2(h) distributions to Interest Holders shall not be allocable to increases in the Company’s Minimum Gain. In general and except as provided in such regulation the preceding sentence is intended to ensure that reductions in an interest Holder’s Capital Account balance resulting from distributions of money or other property to that Interest Holder are not reversed by the minimum gain chargeback provisions of Section 4.2.2.3.

4.7	Allocation of Liabilities. Solely for purposes of determining the Interest Holders’ respective shares of the nonrecourse liabilities of tile Company within the meaning of Treasury Regulation Section 1.752-3(a)(3) each Interest Holder’s interest in Company Profit shall be equal to such Interest Holder’s Percentage.

4.8	Liquidation and Dissolution.
4.8.1	Distributions. Upon liquidation of the Company the assets of the Company shall be distributed to the Interest Holders in accordance with the positive balances in their respective Capital Accounts after giving effect to all Contributions. Distributions and allocations for all periods. Distributions to the Interest Holders pursuant to this Section 4.8.1 shall be made in accordance with Section 1.704- 1 (b)(2)(ii)(b)(2)

4.8.2	Negative Capital Accounts. No Interest Holder shall be obligated to restore a negative Capital Account balance.
4.9	General.
4.9.1	Timing of Distributions. The timing and amount of all Distributions shall be determined by the Manager, subject to the requirements of Section 4.1.

4.9.2	In Kind Distributions. If any assets of the Company are distributed in kind to the Interest Holders, those assets shall be valued on the basis of their fair market value, and any Interest Holder entitled to any interest in those assets shall receive that interest as a tenant-in-common with all other Interest Holders so entitled.

The fair market value of assets shall be determined by an independent appraiser who shall be selected by the Manager. In the event of any in-kind distributions upon dissolution, the Profit or Loss for each asset to be distributed in-kind shall be determined as if the asset had been sold at its fair market value, and the Profit or Loss shall be allocated as provided in Section 4.2 and shall be properly credited or charged to the Capital Accounts of the Interest Holders prior to the distribution of the assets in liquidation pursuant to Section 4.8.
4.9.3	Allocations to Interest Holders of Record. All Profit and Loss shall be allocated, and all Distributions shall be made, to the Persons shown on the records of the Company to have been Interest Holders as of the last day of the taxable year for which the allocation or Distribution is to be made. Notwithstanding the foregoing, unless the Company’s taxable year is separated into segments, if there is a Transfer or an Involuntary Withdrawal during the taxable year, the Profit and Loss shall be allocated between the original Interest Holder and the successor on the basis of the number of days each was an Interest Holder during the taxable Year.

4.9.4	Amendment of Article 4 to Comply with Code Changes. The Manager is hereby authorized, upon the advice of the Company’s tax counsel, to amend this Article 4 to comply with the Code and the Regulations promulgated under IRC Section 704(b); provided, however, that no amendment shall materially affect Distributions to an Interest Holder without the Interest Holder’s prior written consent.
Article 5.
Management
5.1	Manager. Management of the Company shall be vested in the Manager subject to the terms and conditions set forth in this Agreement.
5.1.1	Management. The management of the Company shall be undertaken by the Manager. The Manager shall be responsible for (i) causing its designees to maintain the Company’s books and records, and (ii) all other management affairs. The Manager shall serve as such until it, resigns, is removed by the Members, or suffers an Involuntary Withdrawal from the Company; provided that a Manager shall not be permitted to resign, unless and until a replacement Member shall be elected to serve as Manager. In the event that the Manager resigns without providing a replacement, the Members shall appoint a new Manager.

5.1.2	Officers. The Manager may elect officers of the Company, including but not limited to a President, one or more Vice Presidents, a Treasurer, a Controller and a Secretary, and delegate to the Company’s officers the authority to carry out the Company’s day-to-day functions, pursuant to the direction and policies established by the Manager. The current officers of the Company shall be set forth in Exhibit B hereto and may be updated by the Manager from time to time.

5.1.3	Power to Admit Members. The Manager shall have full, exclusive, and complete discretion, power and authority to approve or disapprove, in the exercise of its sole discretion, the admission of a new Member to the Company, or to approve and confer upon an Assignee the attributes of the transferring Member’s Membership Interest.

5.1.4	Limitation on Authority of Members. No Member is an agent of the Company solely by virtue of being a Member, and no Member has authority to act for the Company solely by virtue of being a Member. Only the Manager is authorized to act for the Company, and no Member has any authority to act for the Company unless such Member is also serving as Manager. Any Member who takes any action or binds the Company in violation of this Section 5.1.4 shall be solely responsible for any Loss, damage, liability and expense incurred by the Company as a result of the unauthorized action and shall indemnify and hold the Company harmless with respect to the Loss, damage, liability or expense.

5.1.5	Election and Removal of Manager. The Members can elect a Manager upon the affirmative vote of Members holding Percentages greater than 67% and the Members can remove a Manager at any time by an affirmative vote of Members holding Percentages greater than 67%, provided that if the Manager being removed is the sole remaining Manager, then such Manager cannot be removed unless and until a replacement Manager is elected by the Members.
5.2	Meetings of and Voting by Members.
5.2.1	Meetings. A meeting of the Members may be called at any time by the Manager. It shall not be necessary for the Manager to call or to hold regular meetings of the Members. Meetings of the Members shall be held at the Company’s principal place of business or at any other place designated by the Person or Persons calling the meeting. Not less than two (2) nor more than sixty (60) days before each meeting, the Manager shall give written notice of the meeting to each Member entitled to vote at the meeting. The notice shall state the time, place and purpose of the meeting. Notwithstanding the foregoing provisions, each Member who is entitled to notice may waive notice, either before or after the meeting, by executing a waiver of such notice, or by appearing at and participating, in person or by Proxy in the meeting. No action may be taken at a meeting unless a quorum is present. At a meeting of Members, the presence in person or by proxy of Members holding Percentages which aggregate not less than 60% constitutes a quorum. A Member may vote either in person or by a written proxy signed by the Member or by the Member’s duly authorized attorney-in-fact.

5.2.2	Voting. The Manager may submit any matter to an advisory vote of the Members. In addition to the election or removal of a Manager pursuant to the provisions hereof, only the following matters shall require a vote of the Members, and, for approval, shall require the affirmative vote of Members holding Percentages which aggregate not less than 67%:

5.2.2.1	Any amendment of the Company’s Certificate of Formation or this Agreement.

5.2.2.2	A decision to dissolve the Company.

5.2.2.3	A decision to merge the Company with any other entity.

5.2.2.4	The election or removal of a Member to serve as Manager.
5.2.3	Written Consent. In lieu of holding a meeting, Members may take action by written consents specifying the action to be taken, which consents must be executed and delivered to the Company by Members whose combined Membership Interest Percentages constitute at least the percentage required to approve such action at a meeting. Any such approved action shall be effective immediately. The Company shall give prompt notice to all Members of any action approved by Members by less than unanimous consent.

5.2.4	Replace Act. The provisions of this Agreement are intended to replace completely the provisions of the Act with respect to all matters concerning a Member’s voting rights, procedures for meetings of Members, actions by Members without meetings, and the use of proxies.
5.3	Services and Duties of Members.
5.3.1	No Full-Time Manager. No person serving as Manager shall be expected to devote his full working time and efforts to the business and affairs of the Company, and each shall only devote so much time and efforts as is reasonably required for such purposes

5.3.2	No Duties of Members. No Member other than a Member serving as Manager shall be expected, or entitled, to work for the Company.

5.3.3	Fiduciary Duties of Members. The only fiduciary duties the Members, including the Manager, owe to the Company and to the other Members are the duty of loyalty and the duty of care as set forth in this Section 5.3.3:
5.3.3.1	The Members’ duty of loyalty to the Company and the other Members is limited to the following:
(a) To account to the Company, and hold as trustee for it, any property, Profit, or benefit derived by the Member in the conduct, or winding up, of the Company’s business or derived from a use by the Member of Company property, including Company intellectual property and the appropriation of a Company opportunity; and.
(b) To refrain from dealing with the Company in the conduct or winding up of the Company’s business as a party having an interest adverse to the Company or on behalf of a party with an adverse interest to the Company.
5.3.2.2	The Members’ duty of care to the Company and the other Members in the conduct and winding up of the Company business is limited to refraining from engaging in grossly negligent or reckless conduct, intentional misconduct, or a knowing violation of law.
Each Member, by execution of this Agreement, expressly acknowledges that the duties owed by such Member to the Company and the other Members as described in this Section 5.3.2 may be more limited and restricted than otherwise would be provided by the Act.
5.4	Limitation of Liability and Indemnification of the Manager.
5.4.1	Limitation of Liability. The Manager shall not be liable, responsible, or accountable, in damages or otherwise, to any Member or to the Company for any act performed by it, that is within the scope of the authority conferred on the Manager by this Agreement, and within the standard of care specified in Section 5.3.2.

5.4.2	Indemnification. The Company shall indemnify the Manager for any act performed by it within the scope of the authority conferred on the Manager by this Agreement, unless such act is a breach of this Agreement, of the standard of care specified in Section 5.3.3, or constitutes grossly negligent or reckless conduct intentional misconduct, or a knowing violation of law.
5.5	Power of Attorney.
5.5.1	Grant of Power. Each Member constitutes and appoints the Manager as the Member’s true and lawful attorney-in-fact (“attorney-in-fact”) and in the Member’s name, place, and stead, to make, execute, sign, acknowledge, and file:
5.5.1.1	one or more Certificates of Formation;

5.5.1.2	any amendment, change, or modification of this Agreement and all documents which the attorney-in-fact deems appropriate to reflect such amendment, change, or modification:

5.5.1.3	any and all other certificates or other instruments required to be filed by the Company under the laws of the State of California or of any other state or jurisdiction, including, without limitation, any certificate or other instruments necessary in order for the Company to continue to qualify as a limited liability company under the laws of the State of California;

5.5.1.4	one or more fictitious trade name certificates; and

5.5.1.5	all documents which may be required to dissolve and terminate the Company and to cancel its Articles of Organization, provided that such actions have been approved by the Members, if necessary, in accordance with Section 5.2.2.
5.5.2	Irrevocability. The foregoing power of attorney is irrevocable and is coupled with an interest, and, to the extent permitted by applicable law, shall survive the death or disability of a Member. It also shall survive the Transfer of a Membership interest, except that if the Assignee is admitted as a Member, this power of attorney shall survive the delivery of the assignment for the sole purpose of enabling the attorney-in-fact to execute, acknowledge, and file any documents needed to effectuate the substitution. Each Member shall be bound by any representations made by the attorney-in-fact acting in good faith pursuant to this power of attorney, and each Member hereby waives any and all defenses which may be available to contest, negate, or disaffirm the action of the attorney-in-fact taken in good faith under this power of attorney.
Article 6.
Members Admission, Removal, Withdrawal and Transfer of Interests
6.1	Admission of Members. Except with the prior written consent of the Members, which consent may be granted or withheld in the absolute and sole discretion of the Members, no Person and no Assignee shall become a Member.

6.2	Withdrawal of Members.
6.2.1	Voluntary Withdrawal. A Member may withdraw voluntarily from the Company at any time by written notice to the Company given at least fifteen (15) days in advance. Upon a voluntary withdrawal by a Member, the Member shall cease to have a Membership Interest, the Member’s Membership Interest shall be automatically converted into just an Economic Interest and the Member shall not be entitled to receive the fair value of the Membership Interest as of the date of such withdrawal as otherwise provided in Section 18-604 of the Act.

6.2.2	Involuntary Withdrawal. A Member, including a Member serving as Manager, shall automatically and immediately cease to be a Member upon an Involuntary Withdrawal. Upon an Involuntary Withdrawal, a Member shall cease to have a Membership Interest and the Member’s Membership Interest shall be automatically converted into just an Economic Interest, except that any successor- in-interest to the Economic Interest of a Member who has Involuntarily Withdrawn shall be entitled to exercise such of the Member’s rights as a Member as is required by the operation of law that cannot be waived or varied by a private agreement. Upon such Involuntary Withdrawal, the Member shall not be entitled to receive the fair value of the Membership Interest as of the date of such withdrawal as otherwise provided in Section 18-604 of the Act.

6.3	Transfers. Except with the prior written consent of the Members, which consent may be given or withheld in the sole and absolute discretion of the Members, and except as is permitted by Section 6.4 below, no Member may Transfer all, or any portion of, or any interest or rights in, the Membership Interest owned by the Member, including the Member’s Economic Interest. Each Member hereby acknowledges the reasonableness of this prohibition in view of the structure and purposes of the Company. The attempted Transfer of any portion or all of a Membership Interest in violation of the prohibition contained in this Section 6.3 shall be deemed invalid, null and void, and of no force or effect, except any Transfer mandated by operation of law that cannot be waived or varied by private agreement and then only to the extent necessary to give effect to such Transfer by operation of law.

6.4	Permitted Transfers. A Member shall have the right, without the prior written consent of the Members, to Transfer an Economic Interest, but not a Membership Interest; provided (A) that the Member making the Transfer continues to own a Percentage of at least one percent (1%), and (B) that the Transfer is to an Affiliate or by gift to, or for the benefit of; (i) a charitable entity or foundation or (ii) a Person who is related by blood or marriage or adoption to the Member making the Transfer. No Person benefiting from a permitted Transfer pursuant to this Section 6.4 shall have any right, absent the consent of the Members, to be admitted as a Member of the Company.
Article 7.
Dissolution, Liquidation and Termination of the Company
7.1	Events of Dissolution. The Company shall be dissolved upon the happening of the first to occur of any of the following events:
7.1.1	on the date fixed for its termination in Section 2.4;

7.1.2	upon the decision by the Company to dissolve, as approved by the Members;

7.1.3	upon the occurrence of an Involuntary Withdrawal of the sole remaining Member of the Company; or,

7.1.4	by operation of law that cannot be waived or varied by private agreement.
7.2	Procedure for Winding Up and Dissolution. If the Company is dissolved, the Manager shall wind up its affairs. If the Manager is unavailable or unable to perform these duties, then the Members shall select one or more Members to wind up the Company’s affairs. On winding up of the Company, the assets of the Company shall be distributed, first to creditors of the Company, including Interest Holders who are creditors, in satisfaction of the liabilities of the Company, and then to the Interest Holders in accordance with Section 4.8 of this Agreement.

7.3	Filing of Certificate of Cancellation. Upon completion of the affairs of the Company, the Manager shall promptly file the Certificate of Cancellation of the Company’s Certificate of Formation with the Secretary of State. If there is no Manager, then the Certificate of Cancellation shall be filed by the Members or by the last Person to be a Member or by the legal or personal representatives of the Person who last was a Member.
Article 8.
Books, Records, Accounting and Tax Elections
8.1	Bank Accounts. All funds of the Company shall be deposited in a bank account or accounts opened in the Company’s name. The Manager shall determine the financial institution or institutions at which the accounts will be opened and maintained, the types of accounts, and the Persons who will have authority with respect to the accounts and the funds therein.

8.2	Books and Records.
8.2.1	The Manager shall keep or cause to be kept complete and accurate books, records, and financial statements of the Company and supporting documentation of transactions with respect to the conduct of the Company’s business. The books, records, and financial statements of the Company shall be maintained on the accrual method of accounting in accordance with the requirements of the Code and Regulation Section 1.704-1 (b). Such books, records, financial statements, and documents shall include, but not be limited to, the following:
(1) a current list of the full name and last known business or residence address of each Member and interest Holder, in alphabetical order, with the Contribution and the share in Profits and Losses of each Member and Interest Holder specified in such list;
(2) a current list of the full names and business or residence addresses of the Members serving as Manager;
(3) the Articles of Organization, including all amendments and any powers of attorney under which the Articles of Organization or amendments were executed;
(4) federal, state, and local income tax or information returns and reports, if any, for the six (6) most recent taxable years;
(5) this Agreement and any amendments thereto and any powers-of-attorney under which this Agreement or amendments were executed;
(6) financial statements for the six (6) most recent years;
(7) internal books and records for the current and three (3) most recent years; and

(8) a true copy of relevant records indicating the amount, cost, and value of all property which the Company owns, claims, possesses, or controls.
8.2.2	Such books records and financial statements of the Company and supporting documentation shall be kept maintained and available at the Company’s principal executive office.
8.3	Right to Inspect Books and Records Receive Information.
8.3.1	Upon the reasonable request of a Member for a purpose reasonably related to the interest of that Member in the Company, the Manager shall promptly deliver to the requesting Member at the expense of the Company a copy of this Agreement as well as the information required to be maintained by the Company under subsections (1) (2) and (4) of Section 8.2.1.

8.3.2	Each Member has the right upon reasonable request and for purposes reasonably related to the interest of that Member in the Company to do the following:
(1) to inspect and copy during normal business hours any of the records required to be maintained by the Company under Section 8.2.1 of this Agreement; and
(2) to obtain from the Company promptly after becoming available a copy of the Company s federal state and local income tax or information returns for each year.
8.3.3	If the Manager has executed an amendment to the Articles of Organization or this Agreement pursuant to a power of attorney from the Members, the Manager must promptly furnish to the Members a copy of such amendment.

8.3.4	The Manager shall send or shall cause to be sent to each Member and Interest Holder within ninety (90) days after the end of each taxable year of the Company: (i) such information as is necessary to complete federal and state income tax or information returns and (ii) if the Company has 35 or fewer Members, a copy of the Company’s federal state and local income tax or information returns for the taxable year.

8.3.5	Unless otherwise expressly provided in this Agreement the inspecting or requesting Member shall reimburse the Company for all reasonable costs and expenses incurred by the Company in connection with such inspection and copying of the Company’s books and records and the production and delivery of any other books or records.
8.4	Annual Accounting Period. The annual accounting period of the Company shall be its taxable year. The Company s taxable year shall be selected by the Manager subject to the requirements and limitations of the Code.

8.5	Tax Matters Partner. Tesoro Refining and Marketing Company shall be the Tax Matters Partner for purposes of Code Section 6231 (a)(7) and shall have all the authority granted by the Code to the Tax Matters Partner.

8.6	Tax Elections. The Manager shall have the authority to make all Company elections permitted under the Code including without limitation elections of methods of depreciation and elections under Code Section 754. The decision to make or not make an election shall be at the Manager’s sole and absolute discretion.

8.7	Title to Company Property. All real and personal property acquired by the Company shall be acquired and held by the Company in the Company s name.
Article 9.
General Provisions
9.1	Assurances. Each Member shall execute all certificates and other documents and shall do all such filing recording publishing and other acts as the Manager deems appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with any laws rules and regulations relating to the acquisition operation, or holding of the property of the Company.

9.2	Notifications. Any notice demand, consent, election, offer, approval, request, or other communication (collectively a “notice”) required or permitted under this Agreement must be in writing and either delivered personally or sent by certified or registered mail, postage prepaid, return receipt requested. Any notice to be given hereunder by the Company shall be given by the Manager. A notice must be addressed to an Interest Holder at the Interest Holder’s last known address on the records of the Company. A notice to the Company must be addressed to the Company’s principal office. A notice delivered personally will be deemed given only when acknowledged in writing by the person to whom it is delivered. A notice that is sent by mail will be deemed given three (3) business days after it is mailed. Any party may designate by notice to all of the others, substitute addresses or addressees for notices and thereafter notices are to be directed to those substitute addresses or addressees.

9.3	Specific Performance. The parties recognize that irreparable injury will result from a breach of any provision of this Agreement and that money damages will be inadequate to fully remedy the injury. Accordingly in the event of a breach or threatened breach of one or more of the provisions of this Agreement any party who may be injured (in addition to any other remedies which may be available to that party) shall be entitled to one or more preliminary or permanent orders (i) restraining and enjoining any act which would constitute a breach or (ii) compelling the performance of any obligation which if not performed would constitute a breach.

9.4	Complete Agreement. This Agreement constitutes the complete and exclusive statement of the agreement among the Members. It supersedes all prior written and oral statements, including any prior representation, statement, condition, or warranty.

9.5	Applicable Law. All questions concerning the construction, validity, and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal law, not the law of conflicts, of the State of Delaware.

9.6	Article and Section Titles. The headings herein are inserted as a matter of convenience only and do not define, limit, or describe the scope of this Agreement or the intent of the provisions hereof.

9.7	Binding Provisions. This Agreement is binding upon, and to the limited extent specifically provided herein, inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors, and assigns.

9.8	Terms. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular, and plural, as the identity of the Person may in the context require.

9.9	Severability of Provisions. If, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

9.10	Counterparts. If one or more additional Members are admitted, this Agreement may be executed by a joinder agreement in two or more counterparts, each of which shall be deemed an original and all of which, when taken together, constitute one and the same document. The signature of any party to any counterpart shall be deemed a signature to, and may be appended to any other counterpart.

9.11	Estoppel Certificate. Each Member shall, within ten (10) days after written request by the Manager, deliver to the requesting Person a certificate stating, to the Member’s knowledge, that: (a) this Agreement is in full force and effect; (b) this Agreement has not been modified except by any instrument or instruments identified in the certificate; and (c) there is no default hereunder by the requesting Person, or if there is a default, the nature and extent thereof. If the certificate is not received within the 10-day period, the Manager shall execute and deliver the certificate on behalf of the requested Member, without qualification, pursuant to the power of attorney granted in Section 5.5.
[Signature Page Follows]

     IN WITNESS WHEREOF, the Member and Managers have executed and delivered this Agreement with the intent that it be effective as of the date first above written.

MEMBER

Tesoro Refining and Marketing Company

By:	/s/ Daniel J. Porter

Name:	Daniel J. Porter
Title:	SVP Marketing

MANAGERS

/s/ Daniel J. Porter

Daniel J. Porter

/s/ Otto C. Schwethelm

Otto C. Schwethelm

Exhibit A
List of Members, Capital, and Percentages
Effective as of April 2, 2007

Name/	Initial Capital	Percentage
Address	Contribution	Interest
Tesoro Refining and Marketing Company 300 Concord Plaza Drive San Antonio, Texas 78216	$5,000	100%

Total Capital Contribution:	$5,000	100%

Exhibit B
List of Company Officers
Effective as of April 2, 2007

Office	Name
Manager	Daniel J. Porter
Otto C. Schwethelm
President	Daniel J. Porter
Vice President, Finance and Treasurer	Otto C. Schwethelm
Vice President & Controller	Arlen O. Glenewinkel, Jr.
Vice President, Operations	John R. Ramsey
Secretary	P. Scott Rammell